UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C.  20549

				 SCHEDULE 13D

		   Under the Securities Exchange Act of 1934
			       (Amendment No. 8)

			 FIRST FIDELITY BANCORPORATION
			       (Name of Issuer)

				 COMMON STOCK
				$1.00 PAR VALUE
			(Title of Class of Securities)

				   32019510
				(CUSIP Number)

			       BANCO SANTANDER,
			       SOCIEDAD ANONIMA
			 (formerly BANCO DE SANTANDER
			 SOCIEDAD ANONIMA DE CREDITO)
		      (Name of Persons Filing Statement)

			     GONZALO DE LAS HERAS
			    BANCO SANTANDER, S.A.

			      45 East 53rd Street
			      New York, NY 10022
			   Tel. No.: (212) 350-3444
		    (Name, Address and Telephone Number of
		     Person Authorized to Receive Notices
			      and Communications)

			       January 17, 1995
		    (Date of Event which Requires Filing of
				this Statement)



	 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].

	 Check the following box if a fee is being paid with this statement: [ ].


				 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.    32019510       |             | Page    2   of    7    Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                   BANCO SANTANDER, S.A.                            |
|    |          (formerly BANCO DE SANTANDER, S.A. DE C.)                 |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                  OO                                                |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    20,561,913                                 |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    20,561,913                                 |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                         20,561,913                                 |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                         25.39%**                                   |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
		     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7
________________
** Represents 24.82% of total voting stock of Issuer, First Fidelity Bancorporation.

	       Banco Santander, S.A., a Spanish banking corporation ("Santander" and, together with its consolidated subsidiaries, the "Santander Group"), hereby amends and supplements its Schedule 13D, originally filed on March 27, 1991 (the "Original 13D"), as amended and supplemented by Amendment No. 1 filed on December 31, 1991, Amendment No. 2 filed on October 6, 1992, Amendment No. 3 filed on May 5, 1993, Amendment No. 4 filed on August 16, 1993, Amendment No. 5 filed on March 30, 1994, Amendment No. 6 filed on June 15, 1994 and Amendment No. 7 filed on January 4, 1995 (as so amended and supplemented, the "Schedule 13D"), with respect to the purchase of shares of common stock, par value $1.00 per share ("Common Stock"), of First Fidelity Bancorporation, a New Jersey corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the
Schedule 13D.

	       Item 4.  Purpose of Transaction.

	       The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

	       On January 17, 1995, Santander issued a press release announcing that it had received the approval of the Federal Reserve Bank of New York to increase its ownership of the total voting stock of the Company to 30 percent, and that Santander will purchase additional Common Stock in the open market. A copy of the press release is attached as the Exhibit hereto.

	       Item 5.  Interest in Securities of the Company.

	       The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

	       (a) Upon consummation of the December 29, 1994 transfer by Santander of all of its shares of Common Stock to its wholly-owned subsidiary, FFB Participacoes e Servicos, S.A., Santander indirectly beneficially owned 20,561,913 shares of Common Stock, representing approximately 25.39% of the outstanding Common Stock and 24.82% of the total voting stock of the Company (based on (i) 80,982,839 shares of Common Stock outstanding (excluding treasury stock) and (ii) a total of 82,851,000 shares of total voting stock outstanding, each as of December 31, 1994, according to information provided by the Company).

	       Except as set forth in this Item 5(a), neither Santander, nor any other person controlling Santander, nor, to the best of its knowledge, any of the persons named in Schedule A to the Original 13D, beneficially owns any shares of Common Stock.

	       (b) Upon consummation of the transfer, Santander had the sole power to vote and to dispose of 20,561,913 shares of Common Stock.

	       (c) On November 22, 1994, Santander sold 100,000 shares of Common Stock to the Company. This transaction was disclosed in Santander's Report on Form 4 filed on December 5, 1994. On December 21, 1994, Santander sold 50,000 shares of Common Stock to the Company. This transaction is disclosed in an amendment, dated as of today's date, to Santander's Report on Form 4 filed on January 10, 1995. Except as otherwise disclosed herein, no transactions in the shares of Common Stock have been effected since November 18, 1994 by Santander, any other person controlling Santander, or to the best of its knowledge, any of the persons named in Schedule A to the Original 13D.

	       (d)  Inapplicable.

	       (e)  Inapplicable.

				   SIGNATURE

	       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 19, 1995

				   BANCO SANTANDER, S.A.



				   By: /s/ Gonzalo de Las Heras
					Name:  Gonzalo de Las Heras
					Title:  Director General



								    EXHIBIT



					     January 17, 1995


BANCO SANTANDER GETS FED OK TO INCREASE FIRST FIDELITY STAKE


	       NEW YORK, Jan. 17--Banco Santander, S.A. (NYSE: STD) announced today that it received approval of the Federal Reserve Bank of New York to increase its ownership of the voting stock of First Fidelity Bancorporation (NYSE: FFB) to 30 percent. Banco Santander will purchase stock in the open market.
	       The Spanish banking company now owns 24.8 percent of the voting stock of the Newark, N.J.-based First Fidelity, the 25th largest United States banking company. Banco Santander made its initial investment in First Fidelity in 1991.
	       The Federal Reserve approval is subject to the standard 15-day U.S. Justice Department review. The increase in ownership is subject also to the approval of the Connecticut Department of Banking.
	       Banco Santander, headquartered in Madrid, operates 16 banks and 141 companies in 28 countries. It maintains North American headquarters here.

				       #


For additional comment, media and analysts should call Gonzalo de Las Heras at 212-350-3500.